NexGen Receives Final Federal Approval for the Rook I Uranium
Project

Vancouver, BC, March 5, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce that the Canadian Nuclear Safety Commission ("CNSC") has, as of today, approved NexGen's Environmental Assessment ("EA") and issued a Licence to Prepare Site and Construct (the "Licence") for the Company's  100%-owned, generational, Rook I Project (the "Project"). This approval comes 14 business days after the final 2-part Commission Hearing process which was concluded February 12, 2026. With Environmental Assessment ("EA") approval from the Province of Saskatchewan received in November 2023 and receipt of all other necessary Provincial authorizations, the issuance of the Licence marks the final regulatory approval required to initiate full construction of the Project.

Located in Saskatchewan's Athabasca Basin, NexGen's Rook I Project has been methodically advanced and designed to meet NexGen's elite environmental, safety, social and economic standards, working in lockstep with local Indigenous communities and partners. When fully operational, the Rook I Project will be the largest single source and environmentally elite uranium mine globally, incorporating state-of-the-art extraction and safety systems. In production, Rook I is capable of producing up to 30 million pounds annually - representing over 20% of the current global uranium fuel supply and over 50% of western world supply.

With approvals secured, the Company is set to begin construction of the Rook I Project, advancing long-term economic benefits, skilled jobs, sustainable growth for the region, and Canada's nuclear energy leadership. The team, procurement, engineering, vendors, contractors and capital are in place to commence construction activities with advanced site and shaft sinking preparation. NexGen has already made its Final Investment Decision with official construction commencing in summer 2026.  As per the Rook I Project schedule, construction will take 4 years from commencement.

Leigh Curyer, Founder and Chief Executive Officer of NexGen, commented: "Today's approval represents one of the most rigorous and comprehensive regulatory processes undertaken for a resource project globally. This milestone is the result of the NexGen team's steadfast and unrelenting focus over 12 years understanding and delivering our objectives honestly and incorporating a culture of excellence. I am incredibly proud of our team - their resilience, accountability, and dedication to advancing Rook I optimally across all aspects. This approach is what has defined our success to date and will continue through successful execution of the construction and operations phases. We moved with purpose and confidence to deliver a new standard for resources development.

On behalf of the NexGen Board of Directors, Executive team, and staff, we extend our sincere gratitude to our Indigenous Nation partners, local communities, Premier Scott Moe and the Government of Saskatchewan, Government partners, regulatory bodies, and all valued stakeholders who have contributed their expertise, trust, and dedication to the successful advancement of this generational Project over the past decade. Further, I would also like to acknowledge the Canadian Nuclear Safety Commission in demonstrating and delivering the most rigorous review for a resources project globally, ensuring Canada leads the world in the safe and environmentally sound development of mining.

The world is changing fast, and NexGen's Rook I is now ready to be a significant contributor to global requirements for nuclear energy and Canada's role as an energy superpower. As global demand for reliable, clean, baseload nuclear energy continues to accelerate at an unprecedented pace, uranium is the critical fuel for powering industrial electrification and the digital infrastructure of tomorrow. Simply put, energy is the key to our global growth. Nuclear is the chosen energy to supply that economic growth. NexGen is the foundational and necessary key to fueling that growth. Our team, our asset, and this moment are aligned in a way that comes along once in a generation. Together with our Nation partners and our many valued stakeholders, we are well prepared and ready to execute the construction phase of the Rook I Project with the same scope, schedule and cost precision that has defined NexGen since incorporation in 2011."

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nxe-energy.ca
www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 3, 2026 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedarplus.ca and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.